SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

PLX Technology, Inc.
(Name of Subject Company)
PLX Technology, Inc.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $.001 Per Share
(Title of Class of Securities)

693417107
(CUSIP Number of Class of Securities)

Arthur O. Whipple
 870 W. Maude Avenue,
Sunnyvale, California 94085
(408) 774-9060

(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)
With copies to:
Stephen J. Schrader, Esq.
Baker & McKenzie LLP
Two Embarcadero Center, 11th Floor
San Francisco, California 94111

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of PLX Technology, Inc. (“PLX”) filed with the Securities and Exchange Commission (the “SEC”) on May 22, 2012, as amended by Amendment No. 1 thereto, filed with the SEC on June 1, 2012 and Amendment No. 2 thereto, filed with the SEC on June 12, 2012 (as so amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the exchange offer by Pinewood Acquisition Corp., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Integrated Device Technology, Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares the common stock of PLX, par value $.001 per share (the “Shares”), in exchange for consideration, per Share, comprised of (i) $3.50 in cash plus (ii) 0.525 of a share of common stock of Parent (the “Parent Common Stock”), in each case, subject to adjustment for stock splits, stock dividends and similar events, and without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in Purchaser’s prospectus/offer to purchase, dated May 22, 2012, which is contained in the Registration Statement on Form S-4 filed by Parent with SEC on May 22, 2012 (as amended or supplemented from time to time, the “Prospectus”), and in the related Letter of Transmittal (“Letter of Transmittal”), copies of which were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.  Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

This Amendment No. 3 is being filed to reflect certain supplemental disclosures set forth below in this Amendment No. 3 to the Schedule 14D-9.  Except as otherwise indicated below, the information set forth in the prior Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3.

Item 2.                                Identity and Background Of Filing Person.

•	The penultimate paragraph of “Item 2(d) – Identity and Background of Filing Person – Exchange Offer by Integrated Device Technology, Inc.” is hereby amended and restated as follows:

“The expiration of the Offer occurs at the end of the day on July 12, 2012 at 12:00 midnight, New York City time, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law.”

1

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PLX TECHNOLOGY, INC.

By:	/s/ Arthur O. Whipple
Name:	Arthur O. Whipple, Chief Financial Officer
Dated:	June 19, 2012

2